UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Gumroad, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> September 22, 2011

Physical address of issuer
548 Market St, #41309, San Francisco, California 94104-5401

Website of issuer
https://gumroad.com

Current number of employees
3

Filer EDGAR CIK

0001532978

Filer EDGAR CCC
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Submission Contact Person Information

Name
Steven Olson

Phone Number
(831) 419-6142

Email Address
steven.olson@gumroad.com

Notification Email Address
steven.olson@gumroad.com

Signatories

Name
Steven Olson

Signature

Title
CFO

Email
steven.olson@gumroad.com

Date
April 14, 2026